
EXCELLENCE


10016023

ธนาคารกสิกรไทย
KASIKORNBANK



Adit Laixuthai, Ph.D.

12g3-2(b) File No.82-4922

Ref. No. QS.099/2010

July 14, 2010

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

U.S.A.

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Adit Laixuthai
July 14, 10

dw 7/19

www.kasikornbankgroup.com



ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行



Ref. OS.2054/2010

July 14, 2010

To : The President
The Stock Exchange of Thailand

Subject : Resignation of the President. Dr. Prasarn Trairatvorakul

We would like to inform that Dr. Prasarn Trairatvorakul has submitted his resignation from the position of Director and President of KASIKORNBANK PCL, as the Cabinet approved his appointment as the Governor of the Bank of Thailand. The resignation will be effective on July 16, 2010.

In this respect, the Board of Directors at its meeting No.7/2010 held on July 14, 2010 passed a resolution appointing Mr. Banthoon Lamsam, Chief Executive Officer, to hold the position of Chief Executive Officer and President as from July 16, 2010.

Please be informed accordingly.

Yours sincerely,
KASIKORNBANK PCL

(Mrs. Tida Samalapa)
Corporate Secretary

Board of Directors and Executive Administration Unit
Office of Corporate Secretary
Tel. 0 2470 2679